UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 23 February, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Unaudited interim financial statements for the six months ended 31 December 2025



SASOL LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended 31 December 2025

IFS

BUILDING CREDIBILITY
THROUGH PERFORMANCE



Condensed consolidated interim financial statements for US filing purposes

for the six months ended
31 December 2025

CONTENT

Operational and financial performance[i]

Overview

Sasol made good progress on its key strategic priorities aimed at strengthening the foundation business, including restoring the Southern African (SA) value chain and enhancing the competitiveness of the International Chemicals business through its reset initiatives.

During the period, operational performance improved in SA, supported by better coal quality following the achievement of beneficial operation (BO) of the destoning plant in December as well as higher overall SA production volumes. In International Chemicals, the reset initiatives including the asset mothballing and closure programme progressed to plan, partially mitigating macro pressures.

Savings across the Group were achieved through the continued execution of cost optimisation initiatives, while prudent capital spend contributed to improved cash flow generation.

The external environment remained challenging. Oil and chemicals markets softened during the period, compounded by a stronger Rand/US dollar exchange rate. Improved refining margins and higher sales volumes achieved, were insufficient to offset macroeconomic headwinds, which are reflected in the earnings for the period.

	% change	**Half year 31 Dec 25**	Half year 31 Dec 24
Average Rand/US dollar exchange rate	(3)	**17,38**	17,94
Closing Rand/US dollar exchange rate	(12)	**16,57**	18,87
Average dated Brent crude oil price (US dollar/barrel)	(14)	**66,38**	77,44
Average dated Brent crude oil price (rand/barrel)	(17)	**1 154**	1 389
Refining margins (US dollar/barrel)	>100	**16,56**	4,13
Average Chemicals Africa sales basket price (US dollar/ton) (external)	(5)	**934**	983
Average International Chemicals sales basket price (US dollar/ton) (external)	(3)	**1 614**	1 669
Average US ethylene margin (US cents/pound)	(17)	**20,59**	24,79

Income statement

Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA[ii]) of R21,0 billion is 12% lower compared to the prior period, mainly as a result of the challenging macro environment. This was offset by the increase in sales volumes, and a reduction in costs achieved through disciplined cost management initiatives.

Earnings before interest and tax (EBIT) of R4,6 billion is 52% lower than the prior period and was impacted by non-cash adjustments including:

- The Secunda liquid fuels refinery cash generating unit (CGU) remains fully impaired. In line with this, the full amount of costs capitalised during the current period of R3 billion has been impaired. While focused management actions continue to improve the underlying recoverable value of the asset, this benefit was negatively impacted by lower forecast macro price assumptions and, more significantly, the stronger Rand exchange rate outlook;
- Impairment of R3,9 billion on our Production Sharing Agreement (PSA) development in Mozambique. While the total quantum of gas remains unchanged, a revision of the expected production profile has resulted in a deferral of gas monetisation. The strengthening of the Rand against the US Dollar further contributed to the impairment. Optimisation of the production profile is subject to ongoing technical evaluation, informed by early production performance and performance test runs, as well as infrastructure optimisation opportunities under consideration; and
- Higher unrealised gains of R4,4 billion on the valuation of financial instruments and derivative contracts, partially offset by higher unrealised translation losses of R3,9 billion on the translation of monetary assets and liabilities.

EBIT for the SA Energy and Chemicals business declined, with the current period including remeasurement items noted above. Strong production performance across our operations, focused cost saving initiatives, higher refining margins, favourable commodity derivative movements and lower depreciation charge provided EBIT support. These benefits were however outweighed by declining fuels and chemicals sales prices.

International Chemicals EBIT increased compared to the prior period sustained by higher volumes from the US East Cracker and cost management efforts. These gains were partially offset by the negative impacts of lower US Ethylene margins, soft demand in the European surfactants market, and the outage at the Louisiana Integrated Polyethylene JV LLC (LIP JV) ethylene cracker in the second quarter of 2026. The results were further impacted by adverse exchange rate and inflationary pressures, and the persistently challenging macroeconomic environment

Basic earnings per share (EPS) decreased by 95% to R0,38 per share and headline earnings per share (HEPS) decreased by 34% to R9,27 per share compared to the prior period.

Balance sheet and cash flow management

Sasol continues to proactively manage its balance sheet, with a clear focus on the deleveraging pathway as set out at Capital Markets Day in 2025.

Cash generated by operating activities decreased by 34% to R11,6 billion compared to the prior period mainly due to the decrease in EBIT as detailed above. However, positive adjusted free cash flow[iii] was generated for the period, supported by lower capital expenditure of R8,5 billion. This was mainly as a result of the absence of a phased shutdown at Secunda Operations (SO), lower PSA development spend in Mozambique and a reduction in environmental compliance program spend together with overall capital discipline.

Total debt decreased to R93,5 billion (US$5,6 billion) compared to R103,3 billion (US$5,8 billion) at 30 June 2025. On 23 July 2025, Sasol Financing International Limited (SFIL) issued a floating rate bond of R5,3 billion (US$0,3 billion). Sasol deposited R8,7 billion (US$0,5 billion) into the Revolving credit facility (RCF) and repaid R0,8 billion on the DMTN programme during the current period. Net debt (excluding leases)[iv] is R63,3 billion (US$3,8 billion) compared to R65,0 billion (US$3,7 billion) at 30 June 2025.

Dividend

Sasol Limited's (the Company) dividend policy is based on 30% of adjusted free cash flow generated, provided that net debt (excluding leases) is sustainably below US$3 billion. The net debt (excluding leases) at 31 December 2025 of US$3,8 billion exceeds the net debt trigger, therefore no interim dividend was declared by the Sasol Limited board of directors (the Board).

Reconciliation with IFRS reporting

Adjusted EBITDA[ii] reconciliation to Earnings for the period

	Half year 31 Dec 25 Rm	Half year 31 Dec 24 Rm
Earnings for the period	**855**	4 757
Taxation	**562**	1 601
Finance costs	**4 424**	4 777
Finance income	**(1 222)**	(1 602)
Earnings before interest and tax (EBIT)	**4 619**	9 533
Remeasurement items[1]	**7 926**	6 205
Share-based payments[2]	**523**	506
Unrealised derivative (gains)/losses[3]	**(2 867)**	1 527
Unrealised translation losses/(gains)[4]	**2 480**	(1 404)
Change in discount rate of environmental provisions	**1 817**	506
Depreciation and amortisation	**6 508**	7 076
Adjusted EBITDA[ii]	**21 006**	23 949

1 Remeasurement items include impairments of the Secunda liquid fuels refinery CGU of R3,0 billion and our Mozambican interests (R4,4 billion).

2 Share-based payments relate mainly to equity-settled share-based payment charges.

3 Consists of unrealised net (gains)/losses on all derivatives and hedging.

4 Unrealised translation losses/(gains) arising on the translation of monetary assets and liabilities into functional currency.

Adjusted free cash flow[iii] reconciliation to cash available from operating activities

	Half year 31 Dec 25 Rm	Half year 31 Dec 24 Rm
Cash available from operating activities	**9 449**	14 061
First order capital[1]	**(8 495)**	(15 007)
Movement in first order capital accruals	**(160)**	(350)
Adjusted free cash flow[iii]	**794**	(1 296)

1 First order capital comprises maintain capital and selective growth and transform capital.

Net debt (excluding leases)[v] reconciliation

	Half year 31 Dec 25 Rm	Full year 30 Jun 25 Rm
Long-term debt	**68 233**	88 554
Short-term debt	**25 156**	14 757
Short-term portion of long-term debt	**24 566**	14 091
Short-term debt	**590**	666
Bank overdraft	**147**	1
Cash and cash equivalents	**(30 105)**	(38 423)
Group cash and cash equivalents	**(33 420)**	(41 050)
Less: Restricted cash	**3 315**	2 627
Equity accounted Joint Ventures' net debt (excluding leases)	**(162)**	75
Net debt (excluding leases)[iv]	**63 269**	64 964

i All comparisons to the prior period refer to the six months ended 31 December 2024 except for the Net Debt reconciliation, which compares to the 30 June 2025 year end position. All numbers are quoted on a pre-tax basis, except for earnings attributable to shareholders.

ii Adjusted EBITDA is calculated by adjusting EBIT for depreciation, amortisation, share-based payments, remeasurement items, change in discount rates of environmental provisions, all unrealised translation gains and losses, and all unrealised gains and losses on our derivatives and hedging activities. We believe Adjusted EBITDA is a useful measure of the Group's underlying business performance.

iii Adjusted free cash flow is defined as cash available from operating activities less first order capital and related capital accruals.

iv Net debt (excluding leases) is defined as long-term debt, short-term portion of long-term debt, short-term debt, bank overdraft less cash and cash equivalents for the Group and equity accounted investments, but excluding restricted cash.

Adjusted EBITDA, Adjusted free cash flow and Net debt (excluding leases) are not defined terms under 'IFRS Accounting Standards' and may not be comparable with similarly titled measures reported by other companies. These measures constitute pro forma financial information in terms of the JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation and pro forma financial information notes as set out on pages 10 and 24, respectively.

Directorate changes

Mr Rhidwaan Gasant was appointed as independent non-executive director of Sasol Limited with effect from 1 February 2026.

Ms Katherine Harper resigned as independent non-executive director of Sasol Limited and member of its Audit and Remuneration Committees with effect from 16 February 2026.

Responsibility statement

The condensed consolidated interim financial statements are the responsibility of the Board and they take full responsibility for the preparation thereof. Walt Bruns CA(SA), Chief Financial Officer, is responsible for this set of condensed consolidated interim financial statements and has supervised the preparation thereof in conjunction with the Senior Vice President: Financial Controlling and Governance, Feroza Syed CA(SA).

The condensed consolidated interim financial statements were approved by the Board on 20 February 2026.

On behalf of the Board

Muriel Dube Chairman	Simon Baloyi President and Chief Executive Officer	Walt Bruns Chief Financial Officer

Sasol Limited

23 February 2026

The interim financial statements are presented on a condensed consolidated basis.

INCOME STATEMENT

for the period ended

	Note	Half year 31 Dec 25 Rm	Half year 31 Dec 24 Rm	Full year 30 Jun 25 Rm
Turnover	2	**122 387**	122 102	249 096
Materials, energy and consumables used		**(67 175)**	(63 790)	(129 141)
Selling and distribution costs		**(4 666)**	(4 709)	(9 579)
Maintenance expenditure		**(7 679)**	(7 771)	(15 524)
Employee-related expenditure		**(17 711)**	(17 880)	(35 298)
Depreciation and amortisation		**(6 508)**	(7 076)	(14 002)
Other expenses and income[1]		**(6 670)**	(6 147)	(8 711)
Equity accounted profits, net of tax		**567**	1 009	1 623
Operating profit before remeasurement items		**12 545**	15 738	38 464
Remeasurement items affecting operating profit	3	**(7 926)**	(6 205)	(19 645)
Earnings before interest and tax (EBIT)		**4 619**	9 533	18 819
Finance income		**1 222**	1 602	2 925
Finance costs	5	**(4 424)**	(4 777)	(9 462)
Earnings before tax		**1 417**	6 358	12 282
Taxation		**(562)**	(1 601)	(4 556)
Earnings for the period		**855**	4 757	7 726
Attributable to				
Owners of Sasol Limited		**241**	4 600	6 767
Non-controlling interests in subsidiaries		**614**	157	959
		855	4 757	7 726
		Rand	Rand	Rand
Per share information				
Basic earnings per share		**0,38**	7,22	10,60
Diluted earnings per share*		**0,37**	7,18	10,54

1 June 2025 included R1,6 billion other income from the settlement agreement between Sasol and Transnet.

* The convertible bond is anti-dilutive and therefore not assumed to be exercised in diluted earnings per share. The average price of the convertible instrument is less than the exercise price of the option.

The notes on pages 9 to 24 are an integral part of these condensed consolidated interim financial statements.

STATEMENT OF COMPREHENSIVE INCOME

for the period ended

	Half year 31 Dec 25 Rm	Half year 31 Dec 24 Rm	Full year 30 Jun 25 Rm
Earnings for the period	**855**	4 757	7 726
Other comprehensive (loss)/income, net of tax			
Items that can be subsequently reclassified to the income statement	**(1 478)**	361	1 592
Effect of translation of foreign operations	**(1 478)**	361	1 579
Share of other comprehensive income in equity accounted investments	**–**	–	13
Items that cannot be subsequently reclassified to the income statement	**(140)**	(347)	188
Remeasurements on post-retirement benefit obligations	**(99)**	(504)	251
Fair value of investments through other comprehensive income	**1**	(1)	(1)
Tax on items that cannot be subsequently reclassified to the income statement	**(42)**	158	(62)
Total comprehensive (loss)/income for the period	**(763)**	4 771	9 506
Attributable to			
Owners of Sasol Limited	**(1 371)**	4 621	8 539
Non-controlling interests in subsidiaries	**608**	150	967
	(763)	4 771	9 506

The notes on pages 9 to 24 are an integral part of these condensed consolidated interim financial statements.

STATEMENT OF FINANCIAL POSITION

at

	Note	Half year 31 Dec 25 Rm	Half year 31 Dec 24 Rm	Full year 30 Jun 25 Rm
Assets				
Property, plant and equipment		**149 380**	170 501	158 041
Right of use assets		**11 311**	12 205	11 834
Goodwill and other intangible assets		**2 121**	2 349	2 350
Equity accounted investments		**11 529**	14 586	12 959
Other long-term assets		**3 211**	2 735	3 008
Post-retirement benefit assets		**1 128**	1 007	1 083
Long-term receivables and prepaid expenses		**3 569**	3 949	3 543
Long-term financial assets		**2 543**	511	780
Deferred tax assets		**35 617**	39 712	35 803
Non-current assets		**220 409**	247 555	229 401
Inventories		**41 050**	44 005	41 793
Tax receivable		**386**	756	1 557
Trade and other receivables		**37 826**	34 934	40 086
Short-term financial assets		**6 578**	3 601	5 615
Cash and cash equivalents		**33 420**	36 716	41 050
Current assets		**119 260**	120 012	130 101
Assets in disposal groups held for sale		**38**	97	53
Total assets		**339 707**	367 664	359 555
Equity and liabilities				
Shareholders' equity		**151 300**	148 111	152 427
Non-controlling interests		**5 397**	4 376	5 184
Total equity		**156 697**	152 487	157 611
Long-term debt	7	**68 233**	101 241	88 554
Lease liabilities		**14 861**	15 122	15 177
Long-term provisions		**12 596**	15 146	12 949
Post-retirement benefit obligations		**11 941**	12 127	12 121
Long-term deferred income		**212**	416	229
Long-term financial liabilities		**–**	389	–
Deferred tax liabilities		**3 154**	5 327	3 478
Non-current liabilities		**110 997**	149 768	132 508
Short-term debt		**27 186**	17 586	16 940
Short-term provisions		**3 515**	4 986	3 757
Tax payable		**634**	899	636
Trade and other payables		**39 961**	40 025	47 411
Short-term deferred income		**505**	569	625
Short-term financial liabilities		**65**	1 110	66
Bank overdraft		**147**	234	1
Current liabilities		**72 013**	65 409	69 436
Total equity and liabilities		**339 707**	367 664	359 555

The notes on pages 9 to 24 are an integral part of these condensed consolidated interim financial statements.

STATEMENT OF CHANGES IN EQUITY

for the period ended

	Half year 31 Dec 25 Rm	Half year 31 Dec 24 Rm	Full year 30 Jun 25 Rm
Balance at beginning of period	**157 611**	147 427	147 427
Movement in share-based payment reserve	**524**	505	913
Share-based payment expense	**523**	506	914
Deferred tax	**1**	(1)	(1)
Transfer to cash-settled liability[1]	**(275)**	–	–
Total comprehensive (loss)/income for the period	**(763)**	4 771	9 506
Other movements	**(5)**	7	(2)
Dividends paid to shareholders[2]	**–**	(27)	(28)
Dividends paid to non-controlling shareholders in subsidiaries	**(395)**	(196)	(205)
Balance at end of period	**156 697**	152 487	157 611
Comprising			
Share capital	**9 888**	9 888	9 888
Retained earnings	**92 877**	89 750	91 965
Share-based payment reserve	**841**	918	1 268
Foreign currency translation reserve	**46 822**	47 072	48 295
Remeasurements on post-retirement benefit obligations	**810**	435	950
Other reserves	**62**	48	61
Shareholders' equity	**151 300**	148 111	152 427
Non-controlling interests in subsidiaries	**5 397**	4 376	5 184
Total equity	**156 697**	152 487	157 611

1 In August 2025, the Remuneration Committee approved the settlement of the Long-term incentive (LTI) shares vesting in September 2025 through a combination of equity and cash. The fair value of the liability was reclassified from equity to liabilities on modification date for the sell portion of the LTIs that vested in September 2025.

2 No final dividend was declared for 2024 and 2025, except for the amount paid to the external participants in the Khanyisa transaction on dividends declared by Sasol South Africa Limited.

The notes on pages 9 to 24 are an integral part of these condensed consolidated interim financial statements.

STATEMENT OF CASH FLOWS

for the period ended

	Note	Half year 31 Dec 25 Rm	Half year 31 Dec 24 Rm	Full year 30 Jun 25 Rm
Cash receipts from customers		**124 294**	124 242	247 982
Cash paid to suppliers and employees		**(112 739)**	(106 653)	(200 179)
Cash generated by operating activities	9	**11 555**	17 589	47 803
Dividends received from equity accounted investments		**1 137**	1 560	3 211
Finance income received		**1 202**	1 590	2 818
Finance costs paid[1]	5	**(2 827)**	(3 527)	(7 998)
Tax paid		**(1 618)**	(3 151)	(7 293)
Cash available from operating activities		**9 449**	14 061	38 541
Dividends paid		**–**	(27)	(28)
Dividends paid to non-controlling shareholders in subsidiaries		**(395)**	(196)	(205)
Cash retained from operating activities		**9 054**	13 838	38 308
Additions to non-current assets		**(8 655)**	(15 357)	(25 983)
additions to property, plant and equipment	8	**(8 466)**	(14 993)	(25 345)
additions to other intangible assets		**(29)**	(14)	(68)
decrease in capital project related payables		**(160)**	(350)	(570)
Cash contributions to equity accounted investments		**(42)**	(27)	(63)
Proceeds on disposals and scrappings		**81**	70	372
Proceeds from assets held for sale		**109**	14	53
Purchase of investments		**(85)**	(84)	(1 055)
Proceeds from sale of investments		**28**	17	946
Increase in long-term receivables[2]		**(196)**	(56)	(156)
Cash used in investing activities		**(8 760)**	(15 423)	(25 886)
Proceeds from long-term debt		**5 390**	252	471
Repayment of long-term debt		**(10 687)**	(6 625)	(14 060)
Payment of lease liabilities		**(1 692)**	(1 550)	(3 077)
Proceeds from short-term debt		**1 712**	1 892	3 613
Repayment of short-term debt		**(1 743)**	(1 734)	(3 556)
Cash used in financing activities		**(7 020)**	(7 765)	(16 609)
Translation effects on cash and cash equivalents		**(1 050)**	570	(26)
Decrease in cash and cash equivalents		**(7 776)**	(8 780)	(4 213)
Cash and cash equivalents at the beginning of period		**41 049**	45 262	45 262
Cash and cash equivalents at the end of the period		**33 273**	36 482	41 049

1 Included in finance costs paid are amounts capitalised to assets under construction a class of property, plant and equipment.

2 Included in the increase in long-term receivables are loans granted (R427 million, Dec 2024: R259 million, Jun 2025: R431 million), loans repaid (R329 million, Dec 2024: R323 million, Jun 2025: R511 million) and an increase in long-term restricted cash (R98 million, Dec 2024: R120 million, Jun 2025: R236 million).

The notes on pages 9 to 24 are an integral part of these condensed consolidated interim financial statements.

NOTES TO THE FINANCIAL STATEMENTS

SEGMENT INFORMATION

	Southern Africa Energy and Chemicals				International Chemicals				
	Mining	Gas	Fuels	Chemicals Africa	America	Eurasia	Business support	Consoli-dation Adjust-ments	**Total**
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	**Rm**
Six months ended 31 Dec 25									
Income statement									
External turnover	68	4 140	51 096	27 655	18 744	20 684	–	–	**122 387**
Segment turnover	14 744	6 342	52 046	28 917	19 010	20 932	–	(19 604)	**122 387**
Intersegmental turnover	(14 676)	(2 202)	(950)	(1 262)	(266)	(248)	–	19 604	**–**
Earnings/(loss) before interest and tax (EBIT/LBIT)	2 138	(811)	3 082	(293)	550	255	(302)	–	**4 619**
Six months ended 31 Dec 24									
Income statement									
External turnover	1 723	4 190	47 595	29 399	19 524	19 671	–	–	**122 102**
Segment turnover	15 347	6 591	48 845	30 748	19 724	19 921	–	(19 074)	**122 102**
Intersegmental turnover	(13 624)	(2 401)	(1 250)	(1 349)	(200)	(250)	–	19 074	**–**
Earnings/(loss) before interest and tax (EBIT/LBIT)	2 291	3 925	(998)	3 469	657	(136)	325	–	**9 533**
Twelve months ended 30 Jun 25									
Income statement									
External turnover	3 640	8 421	96 026	60 716	38 246	42 047	–	–	**249 096**
Segment turnover	30 373	13 133	98 419	63 528	38 703	42 571	–	(37 631)	**249 096**
Intersegmental turnover	(26 733)	(4 712)	(2 393)	(2 812)	(457)	(524)	–	37 631	**–**
Earnings/(loss) before interest and tax (EBIT/LBIT)	3 954	3 048	5 222	5 009	1 666	(1 211)	1 131	–	**18 819**

1 Basis of preparation

The condensed consolidated interim financial statements for the six months ended 31 December 2025 have been prepared in accordance with and containing the information required by IAS 34: Interim Financial Reporting, the Financial Pronouncements as issued by the Financial Reporting Standards Council and SAICA Financial Reporting Guides as issued by the Accounting Practices Committee, the JSE Listings Requirements and the South African Companies Act.

The condensed consolidated interim financial statements do not include all the disclosures required for complete annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS® Accounting Standards) as issued by the International Accounting Standards Board. In accordance with IAS 34 'Interim Financial Reporting', we have included explanations of events and transactions which are significant to obtain an understanding of the changes in our financial position and performance since 30 June 2025. The condensed consolidated interim financial statements are prepared on a going concern basis. The Board is satisfied that the liquidity and solvency of the Group and Company is sufficient to support the current operations for the next 12 months.

These condensed consolidated interim financial statements have been prepared in accordance with the historic cost convention except that, certain items, including derivative instruments, plan assets for defined benefit pension plans, financial assets at fair value through profit or loss and financial assets designated at fair value through other comprehensive income, are stated at fair value. The condensed consolidated interim financial statements are presented in South African rand, which is the Group's presentation currency.

Judgements and estimates

In preparing these condensed consolidated interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The significant judgments made by management and the key sources of estimation uncertainty were similar to those described in the consolidated annual financial statements for the year ended 30 June 2025. The most notable changes relate to estimates of future cash flows used in the impairment assessment of non-current assets (refer to note 3) and inputs into the valuation of embedded derivatives (refer to note 10).

IBOR reform

After the transition away from certain Interbank Offered Rates in foreign jurisdictions (IBOR reform), the reforms to South Africa's reference interest rate are now accelerating rapidly. In December 2025, the South African Reserve Bank (SARB) announced that the Johannesburg Interbank Average Rate (JIBAR) will be replaced by the new South African Overnight Index Average (ZARONIA) from 31 December 2026. Refer to note 7. ZARONIA reflects the interest rate at which rand-denominated overnight wholesale funds are obtained by commercial banks. The Group's treasury function will monitor and manage the transition to ZARONIA and evaluate the extent to which contracts reference JIBAR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

Accounting policies

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are in terms of 'IFRS Accounting Standards' and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2025.

for the period ended	Half year 31 Dec 25 Rm	Half year 31 Dec 24 Rm	Full year 30 Jun 25 Rm

2 Turnover

Revenue by major product line

	Half year 31 Dec 25 Rm	Half year 31 Dec 24 Rm	Full year 30 Jun 25 Rm
Southern Africa business			
Energy	**52 901**	52 398	105 522
Coal[1]	**68**	1 723	3 640
Liquid fuels[2]	**48 728**	46 549	93 579
Gas (methane rich and natural gas) and condensate[3]	**4 105**	4 126	8 303
Chemicals Africa	**27 656**	29 398	60 715
Base chemicals	**19 999**	21 891	43 247
Differentiated chemicals	**7 657**	7 507	17 468
International Chemicals business			
Chemicals America	**18 621**	19 388	37 840
Base chemicals	**7 406**	7 635	14 876
Differentiated chemicals	**11 215**	11 753	22 964
Chemicals Eurasia	**20 670**	19 655	42 017
Differentiated chemicals	**20 670**	19 655	42 017
Other (Technology, refinery services)[4]	**641**	705	1 360
Revenue from contracts with customers	**120 489**	121 544	247 454
Revenue from other contracts[5]	**1 898**	558	1 642
Total external turnover	**122 387**	122 102	249 096

1 Derived from Mining segment. External coal sales were phased out during the period, with volumes now being rerouted internally through the destoning plant.

2 Derived from Fuels segment.

3 Derived primarily from Gas segment.

4 Relates primarily to the Gas and Fuels segments.

5 Relates mainly to the Fuels and Chemicals America segments and includes franchise rentals, use of fuel tanks, fuel storage and Sasol Oil slate. The current period includes R1,2 billion relating to crude oil sold to Prax SA.

for the period ended	Half year 31 Dec 25 Rm	Half year 31 Dec 24 Rm	Full year 30 Jun 25 Rm
3 Remeasurement items affecting operating profit			
Effect of remeasurement items for subsidiaries, equity accounted investments and joint operations			
Impairment of assets	**7 779**	5 687	21 836
property, plant and equipment	**7 170**	5 681	21 269
right of use assets	**128**	–	532
equity accounted investment	**462**	–	–
other intangible assets and goodwill	**19**	6	35
Reversal of impairment of assets	**–**	–	(1 178)
property, plant and equipment	**–**	–	(1 029)
right of use assets	**–**	–	(149)
Loss/(profit) on	**147**	212	(1 311)
disposal of property, plant and equipment	**(88)**	(22)	(47)
disposal of other assets	**–**	–	(23)
disposal of businesses*	**51**	37	(1 345)
scrapping of property, plant and equipment	**184**	197	104
Write-off of unsuccessful exploration wells	**–**	306	298
Remeasurement items per income statement	**7 926**	6 205	19 645
Tax impact	**(2 160)**	(1 636)	(4 761)
impairment of assets	**(2 117)**	(1 570)	(4 715)
reversal of impairment of assets	**–**	–	2
loss on disposals and scrapping	**(43)**	(66)	(47)
tax impact of write-off of unsuccessful exploration wells	**–**	–	(1)
Non-controlling interest effect	**(82)**	(165)	(665)
Effect of remeasurement items for equity accounted investments	4	4	5
Total remeasurement items for the Group, net of tax	**5 688**	4 408	14 224

* The year ended 30 June 2025 includes a gain on remeasurement of contingent consideration from the Uzbekistan GTL LLC disposal of R1 428 million.

Impairment/reversal of impairment

The Group's non-financial assets, other than inventories and deferred tax assets, are assessed for impairment indicators, as well as reversal of impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable or previous impairment should be reversed. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger CGU to which it belongs. At 31 December 2025, the Group's net asset value exceeding its market capitalisation was identified as an impairment indicator and consequently all of the Group's CGUs and equity-accounted investments were tested for impairment. Other than the CGUs specifically mentioned, all of the Group's remaining CGUs have adequate headroom and reasonable changes in assumptions applied would not result in any impairment.

Impairment calculations

The recoverable amount of the assets reviewed for impairment is determined based on the higher of the fair value less costs to sell or value-in-use (VIU) calculations. The impairments disclosed below were all based on VIU calculations. Key assumptions relating to this valuation include the discount rate and cash flows used to determine the recoverable amount. Future cash flows are estimated based on approved financial budgets covering a five year period and extrapolated over the useful life of the assets to reflect the long term plans for the Group using the estimated growth rate for the specific business or project. Where reliable cash flow projections are available for a period longer than five years, those budgeted cash flows are used in the impairment calculation. The estimated future cash flows and discount rate are post-tax, based on the assessment of current risks applicable to the specific entity and country in which it operates. Discounting post-tax cash flows at a post-tax discount rate yields the same results as discounting pre-tax cash flows at a pre-tax discount rate, provided that there are no significant temporary tax differences.

Main long-term average macroeconomic assumptions used for impairment calculations

		Half year 31 Dec 25	Half year 31 Dec 24	Full year 30 Jun 25	CGU Reference
Crude oil price (Brent)*	US$/bbl	**67,24**	74,53	72,16	a,b
Polyvinyl Chloride (PVC) price*	US$/ton	**738,00**	908,00	878,00	d
Oil Product Differentials	US$/bbl	**12,71**	10,42	11,44	a
Exchange rate*	ZAR/US$	**17,52**	17,51	18,31	All

* Assumptions are provided on a long-term average basis in nominal terms unless indicated otherwise and are calculated based on a five year forward-looking period.

Sasol's long-term price outlook is based on a set of, as far as possible, internally consistent assumptions and data which is validated against external benchmarks. Over the long-term, we assume that the average US$/ZAR will depreciate in line with the South African and US inflation differential, and inflation outcomes will be broadly in line with key central bank targets.

Oil price assumptions take account of global supply and demand factors, which include production costs, inventories, and the evolution of structural factors in the underlying product demand categories that are derived from crude oil. The underlying assumptions on refined products demand, are informed by independent research and assumptions on, for example, the evolution of the vehicle parc, refinery economics, aviation trends and the feedstock needs within the petrochemicals sector. Following the completion of price sets, these are benchmarked against the views of reputable global consulting firms, organisations, and local and domestic investment and commercial banks.

For chemicals, our projections are shaped by global supply and demand factors, which are informed by trends in industrial output, regulatory developments, and shifts in end-user markets, ensuring our forecasts reflect both cyclical and structural changes within the sector. Following the completion of price sets, these are benchmarked against the views of reputable global consulting firms, organisations, and local and domestic investment and commercial banks.

		South Africa %	United States of America %	Europe %	Mozambique %
Growth rate – Producer Price Index	**Half year 31 Dec 2025**	**4,00**	**2,00**	**2,00**	**2,00**
Weighted average cost of capital*	**Half year 31 Dec 2025**	**12,70**	**8,70**	**7,60 – 9,50**	**17,90**
Growth rate – Producer Price Index	Half year 31 Dec 2024	5,50	2,00	2,00	2,00
Weighted average cost of capital*	Half year 31 Dec 2024	15,00	9,60	9,60 – 10,60	16,80
Growth rate – Producer Price Index	Full year 30 Jun 2025	5,50	2,00	2,00	2,00
Weighted average cost of capital*	Full year 30 Jun 2025	14,50	9,10	7,60 – 10,00	18,40

* Calculated using spot market factors on 30 June and 31 December. The South African WACC rate decreased due to the lower inflation outlook.

Impairment of assets

Segment and Cash-generating unit (CGU)	Description of impairment and sensitivity to changes in assumptions	Half year 31 Dec 25 Rm
Fuels		
a) Secunda liquid fuels refinery	The Secunda liquid fuels refinery CGU remains fully impaired. At 31 December 2025, the recoverable amount of the refinery improved compared to 30 June 2025, mainly as a result of a decrease in the long term South African inflation rates from 5,5% to 4%, feedstock improvement initiatives and benefit of the ongoing cost and capital reduction initiatives across the value chain. Aligned to our broader transition plan, liquefied natural gas (LNG) as an alternative gas feedstock remains infeasible at current and forecast prices. Our focus remains on maintaining continuous supply of quality and cost effective coal. The South African Emission Reduction Roadmap (ERR) assumes production of 7,0mt/a in 2030 with 6,4mt/a from 2035 onwards. The recoverable amount of the CGU was negatively impacted by lower macroeconomic price assumptions including lower Brent crude prices and the stronger rand/US$ exchange rate. Further optimisation including cost, capital and volumes of the South African value chain which includes the Secunda liquid fuels refinery is ongoing, however the maturity thereof needs to be progressed before it can be incorporated in the impairment calculations. The full amount capitalised during the period was impaired. Management considered multiple cash flow scenarios in quantifying the recoverable amount of the CGU which is highly sensitive to changes in Brent crude oil prices, the rand/US$ exchange rate and production volumes. A 10% increase in the price of Brent crude oil and a R1 weakening in the rand/US$ exchange rate will have a positive impact on the recoverable amount of R26,0 billion and R15,5 billion respectively. A 1% increase in SO volumes over the longer term will improve VIU by R1,3 billion. An opposite movement in the applied assumptions would result in an approximate equal and opposite movement in the recoverable amount. A South African WACC rate of 12,7% was applied in estimating the recoverable amount of the CGU.	**2 960**
Gas		
b) Production Sharing Agreement (PSA)	The impairment of the PSA development at 31 December 2025 is mainly due to a revision of the expected production profile, resulting in some delayed monetisation, as well as the strengthening of the Rand against the US dollar. The total quantum of gas remains unchanged, and whilst the delay of the CTT gas-to-power project in Mozambique has also been considered, its impact is largely mitigated through swap gas arrangements to South Africa. Optimisation of the production profile is subject to ongoing technical evaluation, informed by early production performance and performance test runs, as well as infrastructure optimisation opportunities under consideration. A 1% increase in the WACC rate results in a R482 million negative impact on the VIU while a 1% decrease in the WACC rate results in a R524 million increase in the VIU. A 5% increase in volumes results in a R921 million positive impact on the VIU while a 5% decrease in volumes results in a R926 million negative impact on the VIU. A 10 cent change in the R/US$ exchange rate affects the recoverable amount by R90 million. The recoverable amount of the CGU is R13,2 billion.	**3 905**
c) Central Térmica de Temane (CTT)	The impairment of the CTT investment at 31 December 2025 is mainly due to the confirmed deferral of the CTT project schedule, and a significant increase in the projected end-of-job cost, reducing expected future cash flows resulting in the full impairment of Sasol's equity accounted investment in CTT.	**462**
Chemicals Africa		
d) Sasolburg Chlor-Alkali and PVC	The CGU remains fully impaired, resulting in the full amount of costs capitalised during the period being impaired. The recoverable amount was negatively impacted by continued low PVC prices and strengthening of R/US$ exchange rates.	**417**
Other (net)		**35**
		7 779

for the period ended	Note	Half year 31 Dec 25 Rm	Half year 31 Dec 24 Rm	Full year 30 Jun 25 Rm
4 Headline earnings				
Reconciliation of headline earnings				
Earnings attributable to owners of Sasol Limited		**241**	4 600	6 767
Total remeasurement items for the Group, net of tax[1]	3	**5 688**	4 408	15 652
Headline earnings		**5 929**	9 008	22 419
Headline earnings per share	Rand	**9,27**	14,13	35,13
Diluted headline earnings per share*	Rand	**9,20**	14,06	34,92

1 June 2025 includes a gain on remeasurement of contingent consideration from the Uzbekistan GTL LLC disposal of R1 428 million. This has been excluded from the remeasurement items for headline earnings.

* The convertible bonds are anti-dilutive and therefore not assumed to be exercised in diluted earnings per share. The average price of the convertible instrument is less than the exercise price of the option.

for the period ended	Note	Half year 31 Dec 25 Rm	Half year 31 Dec 24 Rm	Full year 30 Jun 25 Rm
5 Finance costs				
Debt		**3 613**	4 180	8 178
Interest on lease liabilities		**882**	823	1 669
Other		**35**	103	201
		4 530	5 106	10 048
Amortisation of loan costs	7	**60**	64	126
Notional interest		**463**	581	1 171
Total finance costs		**5 053**	5 751	11 345
Amounts capitalised to assets under construction, a class of property, plant and equipment		**(629)**	(974)	(1 883)
Per income statement		4 424	4 777	9 462
Total finance costs before amortisation of loan costs and notional interest		**4 530**	5 106	10 048
Add: amortisation of modification gain		**–**	–	(1)
Less: interest accrued on long-term debt, lease liabilities and short-term debt		**(1 702)**	(1 579)	(2 035)
Less: interest raised on tax payable		**(1)**	–	(14)
Per the statement of cash flows		**2 827**	3 527	7 998

for the period ended	Half year 31 Dec 25 %	Half year 31 Dec 24 %	Full year 30 Jun 25 %
6 Taxation			
Reconciliation of effective tax rate			
The table below shows the difference between the South African enacted tax rate compared to the effective tax rate in the income statement. Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are:			
South African normal tax rate	**27,0**	27,0	27,0
Increase in rate of tax due to:			
disallowed expenditure[1]	**19,6**	6,0	13,4
disallowed share-based payment expenses	**0,5**	0,2	0,2
different tax rates[2]	**6,4**	–	2,5
tax losses not recognised[3]	**9,3**	1,9	11,8
translation differences	**4,2**	–	–
other adjustments[4]	**7,4**	1,1	2,1
Decrease in rate of tax due to:			
exempt income	**(1,6)**	(0,4)	(3,8)
share of profits of equity accounted investments	**(10,8)**	(4,3)	(3,6)
utilisation of tax losses	**–**	(1,1)	(1,7)
investment incentive allowances	**(1,5)**	(0,4)	(0,3)
different tax rates	**–**	(2,3)	–
translation differences	**–**	(2,1)	(0,1)
capital gains and losses	**(2,5)**	–	(0,1)
change in corporate tax rate[5]	**(9,5)**	–	(2,8)
prior year adjustments[6]	**(8,9)**	(0,4)	(7,5)
Effective tax rate	**39,6**	25,2	37,1

1 Mainly relates to impairment of equity accounted investment in CTT and non-deductible expenses incurred not deemed to be in the production of taxable income.

2 Relates to the lower tax rate in the US (23%).

3 Mainly relates to current tax losses of Sasol Italy as it is not considered probable that sufficient future taxable income will be available in the foreseeable future to utilise these tax losses.

4 Current period mainly relates to equity distributions on LTIs resulting from the difference between the originally recognised IFRS value and the final vesting price.

5 Current period relates to a phased reduction in the German corporate tax rate from 15% in 2028, decreasing by 1% annually to 10% in 2032, which impacts the valuation of the deferred tax balance.

6 The current period mainly relates to the difference between the closing balance of the share based payment reserve and the deferred tax previously recognised on LTIs. The tax deduction is determined using Sasol's future share price at vesting, and the estimate is updated at each reporting date. The grant date IFRS 2 fair value recognised in equity exceeded the option value at 31 December 2025 (due to a lower share price) resulting in a deferred tax adjustment.

for the period ended	Half year 31 Dec 25 Rm	Half year 31 Dec 24 Rm	Full year 30 Jun 25 Rm
7 Long-term debt			
Total long-term debt	**92 799**	115 910	102 645
Short-term portion[1]	**(24 566)**	(14 669)	(14 091)
Long-term portion	**68 233**	101 241	88 554
Reconciliation			
Balance at beginning of period	**102 645**	117 031	117 031
Loans raised[2]	**5 390**	252	471
Loans repaid[3]	**(10 687)**	(6 625)	(14 060)
Interest accrued	**1 338**	1 302	1 505
Amortisation of loan costs	**60**	64	126
Translation of foreign operations	**(5 947)**	3 886	(2 428)
Balance at end of period	**92 799**	115 910	102 645

1 Current period short-term portion relates to the US$650 million bond (R10,8 billion) payable in September 2026, as well as a portion of the DMTN (R1,15 billion) which is repayable in October 2026. The US$750 million convertible bond is classified as a current liability since 2025 when the Group adopted the amendments to IAS 1 'Presentation of Financial Statements'.

2 On 23 July 2025, SFIL issued a floating rate bond of R5,3 billion. In exchange, SFIL received US$300 million.

3 Current period includes repayments on the RCF in July and August 2025 (R8,7 billion) and on the DMTN programme in October 2025 (R0,8 billion).

for the period ended	Expiry date	Currency	Interest rate %	31 Dec 25 Contract amount million	31 Dec 25 Total Rand equivalent Rm	31 Dec 25 Available facilities Rm	31 Dec 25 Utilised facilities Rm	30 Jun 25 Utilised facilities Rm
Banking facilities and debt arrangements								
Group treasury facilities								
Commercial paper (uncommitted)	None	Rand	3 months Jibar + 1,42% – 1,59%	**15 000**	**15 000**	**11 378**	**3 622**	4 434
Commercial banking facilities	None	Rand	*	**7 450**	**7 450**	**7 450**	**–**	–
Revolving credit facility[1]	April 2030	US dollar	SOFR+ Credit Adj +1,45%	**1 987**	**32 925**	**32 925**	**–**	8 875
Debt arrangements								
US Dollar Bond	September 2026	US dollar	4,38%	**650**	**10 769**	**–**	**10 769**	11 538
US Dollar Convertible Bond[2]	November 2027	US dollar	4,50%	**750**	**12 426**	**–**	**12 426**	13 313
US Dollar Bond	September 2028	US dollar	6,50%	**750**	**12 426**	**–**	**12 426**	13 313
US Dollar Bond	May 2029	US dollar	8,75%	**1 000**	**16 568**	**–**	**16 568**	17 750
US Dollar term loan	April 2030	US dollar	SOFR+ Credit Adj +1,65%	**982**	**16 279**	**–**	**16 279**	17 439
Rand Bond[3]	July 2030	Rand	3 months Jibar + 3,7%	**5 327**	**5 327**	**–**	**5 327**	–
US Dollar Bond	March 2031	US dollar	5,50%	**850**	**14 083**	**–**	**14 083**	15 088
Other Sasol businesses								
Specific project asset finance								
Energy – Clean Fuels II (Natref)	Various	Rand	Various	**1 347**	**1 347**	**–**	**1 347**	1 266
Other		Various	Various	**–**	**–**	**–**	**745**	707
						51 753	**93 592**	103 723
Available cash excluding restricted cash						**29 958**		
Total funds available for use						**81 711**		
Accrued interest							**1 338**	1 505
Unamortised loan cost							**(323)**	(392)
Cumulative fair value gains and foreign exchange movements on convertible bond and embedded derivative financial liability							**(1 041)**	(1 517)
Total debt including accrued interest and unamortised loan cost							**93 566**	103 319
Comprising								
Long-term debt							**68 233**	88 554
Short-term debt							**25 156**	14 757
Short-term debt							**590**	666
Short-term portion of long-term debt							**24 566**	14 091
Bank overdraft							**147**	1
Convertible bond derivative financial liability							**30**	7
							93 566	103 319

* Interest rate only available when funds are utilised.

1 Sasol repaid R8,7 billion (US$0,5 billion) in July and August 2025 on the RCF.

2 The convertible bonds have a principal amount of US$750 million and contain conversion rights exercisable by the bond holders at any time before maturity of the bond on 8 November 2027. The convertible bonds pay a coupon of 4,5% per annum, payable semi-annually in arrears and in equal instalments on 8 May and 8 November of each year. The convertible bonds can be settled in cash, Sasol ordinary shares, or any combination thereof at the election of Sasol. The conversion price (initially set at US$20,39) is subject to standard market anti-dilution adjustments, including, among other things, dividends paid by Sasol. The conversion price at 31 December 2025 was US$18,79 (30 June 2025: US$18,79).

3 On 23 July 2025, SFIL issued a floating rate bond of R5,3 billion. In exchange, SFIL received US$300 million. The bond is guaranteed by Sasol Limited, has a 5-year maturity, bears quarterly interest, is repayable in ZAR with covenants similar to those in the existing US$ bond documents and no new covenants were introduced.

for the period ended	Half year 31 Dec 25 Rm	Half year 31 Dec 24 Rm	Full year 30 Jun 25 Rm
8 Property, plant and equipment			
Additions to property, plant and equipment (cash flow)			
Current year additions	**8 966**	15 182	25 808
Adjustments for non-cash items	**(500)**	(189)	(463)
Movement in environmental provisions capitalised	**(103)**	(189)	(264)
Reduction in capital project pre-payment	**(396)**	–	(191)
Rig leases	**(1)**	–	(10)
Area A5-A receivable	**–**	–	2
Per the statement of cash flows	**8 466**	14 993	25 345

for the period ended	Half year 31 Dec 25 Rm	Full year 30 Jun 25 Rm
Capital commitments (excluding equity accounted investments)		
Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:		
Authorised and contracted for	**46 325**	45 106
Authorised but not yet contracted for	**23 834**	21 015
Less expenditure to the end of period	**(39 325)**	(38 700)
	30 834	27 421
Comprising:		
to sustain existing operations	**28 957**	25 012
to expand operations	**1 877**	2 409

for the period ended	Note	Half year 31 Dec 25 Rm	Half year 31 Dec 24 Rm	Full year 30 Jun 25 Rm
9 Cash generated by operating activities				
Cash flow from operations		**15 307**	20 745	46 527
Earnings before interest and tax (EBIT)		**4 619**	9 533	18 819
Adjusted for				
share of profits of equity accounted investments		**(567)**	(1 009)	(1 623)
share-based payments		**523**	506	914
depreciation and amortisation		**6 508**	7 076	14 002
effect of remeasurement items	3	**7 926**	6 205	19 645
movement in long-term provisions				
income statement charge		**(234)**	(525)	(2 807)
utilisation		**(198)**	(187)	(769)
movement in short-term provisions		**553**	1 045	87
movement in post-retirement benefits		**191**	167	272
translation effects		**2 848**	(1 041)	799
write-down of inventories to net realisable value		**380**	343	171
movement in financial assets and liabilities		**(3 001)**	833	(3 063)
movement in other receivables and payables		**(3 760)**	(2 195)	334
other non-cash movements[1]		**(481)**	(6)	(254)
(Increase)/decrease in working capital		**(3 752)**	(3 156)	1 276
increase in inventories		**(952)**	(3 217)	(457)
decrease/(increase) in trade receivables		**1 907**	2 140	(1 114)
(decrease)/increase in trade payables		**(4 707)**	(2 079)	2 847
		11 555	17 589	47 803

1 Other non-cash movements include movements in deferred income, expected credit losses and long-term prepaid expenses.

10 Financial instruments classification and fair value measurement

The following table shows the classification, carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities.
Level 2 Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).
Level 3 Inputs for the asset or liability that are unobservable.

The carrying values of the long-term restricted cash, cash and cash equivalents, trade and other receivables, short-term debt and bank overdrafts, and trade and other payables are considered to be a reasonable approximation of their fair value.

Financial instrument	Note	Half year Carrying value 31 Dec 25 Rm	Half year Fair value 31 Dec 25 Rm	Full year Carrying value 30 Jun 25 Rm	Full year Fair value 30 Jun 25 Rm	Fair value hierarchy of inputs
Financial assets						
At amortised cost						
Long-term restricted cash		**2 040**	**2 040**	1 945	1 945	
Long-term receivables		**2 967**	**3 110**	2 884	2 848	Level 3[1]
Trade and other receivables		**32 502**	**32 502**	33 752	33 752	
Cash and cash equivalents		**33 420**	**33 420**	41 050	41 050	
At fair value through profit or loss						
Long-term and short-term financial assets		**9 121**	**9 121**	6 395	6 395	
Commodity and currency derivative assets		**3 083**	**3 083**	2 360	2 360	Level 2
Oxygen supply contract embedded derivative assets		**2 668**	**2 668**	863	863	Level 3
Other short-term investments		**3 370**	**3 370**	3 172	3 172	Level 1
Other long-term investments[4]		**1 159**	**1 159**	1 052	1 052	Level 1[2]
Other receivables		**1 438**	**1 438**	1 428	1 428	Level 3[7]
Designated at fair value through other comprehensive income						
Investments in unlisted securities[4]		**8**	**8**	8	8	Level 3[3]
Financial liabilities						
At amortised cost						
Total long-term debt (including short-term portion)	7	**92 799**	**90 493**	102 645	98 316	
Listed long-term debt (US$ bonds)[5]		**54 469**	**51 814**	58 313	53 959	Level 1[2]
Listed long-term debt (ZAR bonds)[5]		**13 884**	**13 824**	4 522	4 445	Level 2[2]
Listed convertible bonds[6]		**11 638**	**11 969**	12 238	12 263	Level 3[6]
Unlisted long-term debt[5]		**12 808**	**12 886**	27 572	27 649	Level 3[1]
Short-term debt and bank overdraft		**737**	**737**	668	668	
Trade and other payables		**27 902**	**27 902**	34 757	34 757	
At fair value through profit or loss						
Long-term and short-term financial liabilities		**65**	**65**	66	66	
Commodity and currency derivative liabilities		**35**	**35**	45	45	Level 2
Convertible bond embedded derivative liability		**30**	**30**	7	7	Level 3
Oxygen supply contract embedded derivative liabilities		**–**	**–**	14	14	Level 3

1 Determined with a discounted cash flow model using market related interest rates and credit risk spreads, where applicable.
2 Based on quoted market price for the same instrument. The ZAR bonds have been classified as a level 2 fair value measurement due to the relatively low level of liquidity in the local debt market.
3 Determined using discounted cash flows modelling forecasted earnings, capital expenditure and debt cash flows of the underlying business, based on the forecasted assumptions of inflation, exchange rates, commodity prices and an appropriate WACC for the region.
4 Presented as part of Other long-term assets in the Statement of financial position.
5 Carrying value includes interest and unamortised loan costs.
6 The fair value of the amortised cost component of the US$ Convertible Bond is based on the quoted price of the instrument after separating the fair value of the derivative component.
7 The fair value of the contingent consideration receivable was determined using a scenario-based technique which involved developing discrete scenario specific cash flow estimates.

There were no transfers between levels for recurring fair value measurements during the period. There was no change in valuation techniques compared to the previous financial period.

Other receivable – Contingent consideration from disposal of Uzbekistan GTL LLC

The other receivable is measured at fair value through profit or loss. The fair value at 30 June 2025 was R1 436 million, classified within level 3. The fair value was determined using a scenario-based technique which incorporated non-performance of the counterparty and country risk. At 31 December 2025, the fair value was R1 333 million. The inputs for the non-performance and country risk were 5,87% and 4,23% respectively. Changes in these inputs by 1% is considered to a reasonable possible change (increase or decrease) would result in fair value changes ranging from R1 318 million to R1 348 million. The following table reconciles the opening and closing balance of the receivable:

for the period ended	Half year 31 Dec 25 Rm	Full year 30 Jun 25 Rm
Balance at the beginning of the period	**1 436**	–
Amounts recognised in remeasurement items affecting operating income	**–**	1 436
Unrealised fair value loss recognised in other operating expenses and income	**(103)**	–
Balance at the end of the period	**1 333**	1 436

Commodity and currency derivative assets and liabilities

Valued using forward rate interpolator model, appropriate currency specific discount curve, discounted expected cash flows and numerical approximation as appropriate. Significant inputs include forward exchange contracted rates, market foreign exchange rates, forward contract rates and market commodity prices such as crude oil prices.

Oxygen supply contract embedded derivative assets and liabilities

Relates to the US labour and inflation index and ZAR/US$ exchange rate embedded derivatives contained in the SO long-term gas supply agreements. The following table reconciles the opening and closing balance of the net embedded derivative asset/(liability):

for the period ended	Half year 31 Dec 25 Rm	Full year 30 Jun 25 Rm
Balance at the beginning of the period	**849**	(34)
Amounts settled during the period	**–**	(41)
Unrealised fair value gain recognised in other operating expenses and income	**1 819**	924
Balance at the end of the period	**2 668**	849

The fair value of the embedded derivative financial instrument contained in a long-term oxygen supply contract to our SO is impacted by a number of observable and unobservable variables at valuation date. The embedded derivative was valued using a forward rate interpolator model, discounted expected cash flows and numerical approximation, as appropriate. The table below provides a summary of the significant unobservable inputs applied in the valuation together with the expected impact on profit or loss as a result of reasonably possible changes thereto at reporting date, holding other inputs constant:

			Increase/(decrease) in profit or loss and equity	
Input	Inputs applied	Change in input	Half year 31 Dec 25 Rm	Full year 30 Jun 25 Rm
Rand/US$ Spot price	R16,57/US$	+R1/US$	**(458)**	(469)
	(2025: R17,75/US$)	-R1/US$	**458**	469
US$ Swap curve	3,32% – 4,27%	+10bps	**64**	73
	(2025: 3,42% – 4,07%)	-10bps	**(65)**	(74)
Rand Swap curve	6,29% – 8,37%	+100bps	**(816)**	(699)
	(2025: 6,94% – 10,07%)	-100bps	**929**	791

Convertible bond embedded derivative liability

Relates to the embedded derivative contained in the US$750 million convertible bond issued on 8 November 2022. The following table reconciles the opening and closing balance of the embedded derivative liability:

for the period ended	Half year 31 Dec 25 Rm	Full year 30 Jun 25 Rm
Balance at the beginning of the period	**7**	59
Unrealised fair value loss/(gain) recognised in other operating expenses and income	**25**	(52)
Translation of foreign operations	**(2)**	–
Balance at the end of the period	**30**	7

The embedded derivative was valued using quoted bond market prices and the binomial tree approach. Significant inputs include conversion price (US$18,79; 30 June 2025: 18,79), spot share price (R106,20; 30 June 2025: R78,60), converted to US$ at the prevailing US$/ZAR foreign currency spot rate (R16,57/US$; 30 June 2025: R17,75/US$), observable bond market price (96,56% of par; 30 June 2025: 92,17% of par). Although many inputs into the valuation are observable, the valuation method separates the fair value of the derivative from the quoted fair value of the US$ Convertible Bond by adjusting certain observable inputs. These adjustments require the application of judgement and certain estimates. Changes in the relevant inputs impact the fair value gains and losses recognised. The table below provides a summary of these inputs together with the expected impact on profit or loss as a result of reasonably possible changes thereto at reporting date:

			Increase/(decrease) in profit or loss and equity	
Input	Inputs applied	Change in input	**Half year 31 Dec 25 Rm**	Full year 30 Jun 25 Rm
Credit spread	335bps	+100bps	**(212)**	(261)
	(2025: 485bps)	-100bps*	**30**	7
Calibrated volatility	36,31%	+5%	**(32)**	(12)
	(2025: 34%)	-5%	**19**	6

* A 100bps decrease in the applied credit spread will result in the bond floor exceeding the market price of the instrument and as such the impact has been limited to the value of the embedded derivative at 31 December 2025.

For purposes of the sensitivity analysis, the market value of the overall instrument was kept stable and so the actively changed variable (e.g., volatility) results in an offsetting change to the other (e.g., credit spread).

11 Tax litigation and other legal matters

There were no significant changes in the contingent liabilities to those disclosed in the consolidated annual financial statements as at 30 June 2025.

12 Related party transactions

Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures. There has been no significant change in the nature of these transactions during the period.

13 Significant events and transactions since 30 June 2025

In accordance with IAS 34 'Interim Financial Reporting', we have included below explanations of events and transactions which are significant to obtain an understanding of the changes in our financial position and performance since 30 June 2025:

- R3,0 billion impairment loss of the Secunda liquid fuels refinery CGU. The CGU remain fully impaired, resulting in capital expenditure for the period being impaired;
- R3,9 billion impairment loss of the PSA development, which is mainly due to a revision of the gas production profile, resulting in some delayed monetisation, as well as the strengthening of the Rand against the US dollar;
- On 23 July 2025, SFIL successfully issued a floating rate bond of R5,3 billion. In exchange, SFIL received US$300 million. The bond is guaranteed by Sasol Limited, has a 5-year maturity, bears quarterly interest, is repayable in ZAR with covenants similar to those in the existing US$ bond documents and no new covenants were introduced;
- On 30 June 2025, State Oil Limited, the parent company of Prax SA, which owns a minority stake in the Natref refinery, was placed under administration. Sasol received notice in October 2025 that Prax SA filed for business rescue. As agreed with the business rescue practitioners, Sasol continues to operate the Natref refinery, utilizing available Prax SA capacity, with product supply remaining uninterrupted; and
- The destoning plant in Secunda reached BO in December 2025, marking an important milestone in improving coal quality.

14 Subsequent events

There were no events that occurred subsequent to 31 December 2025.

15 Pro forma financial information

Adjusted EBITDA, Adjusted Free Cash Flow and Net debt (excluding leases) included in this announcement constitute pro forma financial information, as defined by the JSE Limited Listings Requirements, and should be read in conjunction with the basis of preparation as set out on page 10. Pro forma financial information is similar to non-GAAP measures as defined by the United States Securities and Exchange Commission.

The pro forma financial information is the responsibility of the Board and is presented for illustrative purposes only. Because of its nature, the pro forma financial information may not fairly present Sasol's financial position, changes in equity, results of operations or cash flows. The underlying information, used in the preparation of the pro forma financial information, has been prepared using accounting policies which comply with 'IFRS Accounting Standards' and are consistent with those applied in the published Group consolidated annual financial statements for the year ended 30 June 2025.

Registered office:	Sasol Place, 50 Katherine Street, Sandton, 2196 Private Bag X10014, Sandton, 2146, South Africa
Share registrar:	JSE Investor Services Proprietary Limited One Exchange Square, Gwen Lane, Sandown, 2196, Republic of South Africa PO Box 4844, Johannesburg, 2000, Republic of South Africa Tel: 0800 800 010, Email: sasol@jseinvestorservices.co.za
JSE Sponsor:	Merrill Lynch South Africa Proprietary Limited t/a BoFA Securities
Directors (Independent Non-executive):	Ms MBN Dube (Chairman), Mr MJ Cuambe (Mozambican), DGP Eyton (British), Dr M Flöel (German)^, Mr R Gasant, Ms GMB Kennealy, Ms NX Maluleke, Mr S Subramoney ^Lead independent director
Directors (Executive):	Mr S Baloyi (President and Chief Executive Officer), Mr WP Bruns (Chief Financial Officer), Mr VD Kahla (Executive Director and Executive Vice President: Commercial and Legal)
Company Secretary:	Ms E Viljoen
Company registration number:	1979/003231/06, incorporated in the Republic of South Africa
Income tax reference number:	9520/018/60/8

Ordinary shares	JSE	NYSE
Share code:	SOL	SSL
ISIN:	ZAE000006896	US8038663006

Sasol BEE Ordinary shares

Share code:	SOLBE1
ISIN:	ZAE000151817

American depositary receipts (ADR) program:

Cusip number 803866300	ADR to ordinary share 1:1
Depositary:	J.P. Morgan Depositary Receipts, 270 Park Avenue, Floor 8, New York, NY 10017, United States of America

Sandton, 23 February 2026

Disclaimer – Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts, based on management's current views and assumptions, and which are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. Should one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. Examples of such forward-looking statements include, but are not limited to, the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical products; changes in the fuel and gas pricing mechanisms in South Africa and their effects on costs and product prices, statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; assumptions relating to macroeconomics, including changes in trade policies, tariffs and sanction regimes; the impact of climate change, our development of sustainability within our businesses, our energy efficiency improvement, carbon and greenhouse gas emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements.

Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. These risks and uncertainties are discussed more fully in our most recent annual report on Form 20-F filed on 29 August 2025 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both the foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: One billion is defined as one thousand million, bbl – barrel, bscf – billion standard cubic feet, mmscf – million standard cubic feet, oil references Brent crude, mmboe – million barrels oil equivalent. All references to years refer to the financial year ending 30 June. Any reference to a calendar year is prefaced by the word "calendar".

Comprehensive additional information is available on our website: www.sasol.com

sasol

www.sasol.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 February 2026

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary